UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

Toyota Tsusho Kabushiki Kaisha
(Names of Subject Companies)

Toyota Tsusho Corporation
(Translation of Subject Company's Names into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Toyota Tsusho Corporation
(Names of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Toyota Tsusho Corporation, Attn.: Mr. Yoshifumi Araki; General Manager,
Administrative Division Corporate Planning Department,
Century Toyota Bldg., 9-8, Meieki 4-chome, Nakamura-ku, Nagoya, 450-8575, Japan
(phone number: 81-52-584-5000)
(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights Offering Commenced)

PAGE 1 OF 50 PAGES
EXHIBIT ON PAGE 2
INDEX

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. ***Home Jurisdiction Documents***

(a) The following document is attached as an exhibit to this Form:

Exhibit number	Description
1	English translation of a notice of an Extraordinary General Meeting of Shareholders of Tomen Corporation.

P.4

(b) Not applicable.

Item 2. ***Informational Legends***

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the English translation included as Exhibit 1.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

On October 28, 2005, Toyota Tsusho Corporation filed a written irrevocable consent and power of attorney with the Commission on Form F-X.

— **SIGNATURES**

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Toyota Tsusho Corporation

By ________________________
Name: Yoshifumi Araki
Title: General Manager,
Administrative Division
Corporate Planning Department

Date: January 31, 2006

EXHIBIT 1

January 31, 2006

To Our Shareholders:

2-18, Nakanoshima, 3-chome
Kita-ku, Osaka
Tomen Corporation
Mahito Kageyama, President

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

You are cordially invited to attend an Extraordinary General Meeting of Shareholders, which will be held as described hereunder.

If you are unable to attend, please review the reference material contained herein, indicate your approval or disapproval of the proposals on the enclosed voting card, affix your seal, and return it to us by mail so that it will reach us by February 20, 2006.

Meeting Agenda

1. Date	10:00 a.m., Tuesday, February 21, 2006
2. Place	Mydome Osaka 1F Hall A 2-5 Honmachibashi, Chuo-ku, Osaka-shi
3. Agenda Proposals	
Proposal No. 1	Approval of Merger Agreement between the Company and Toyota Tsusho Corporation Please refer to "Reference Materials Relating to the Exercise of Voting Rights" for details of this proposal
Proposal No. 2	Granting of Retirement Bonuses to Retiring Directors and Corporate Auditors

In regard to Proposal No.1, this meeting shall also serve as the Class Stock General Shareholders' Meeting for the holders of common stock.

(If you plan to attend the meeting, please submit the enclosed voting card to the receptionist at the meeting)

NOTICE TO U.S. SHAREHOLDERS

This business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer of the securities is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under this business combination, such as in open market or privately negotiated purchases.

Reference Materials Relating to the Exercise of Voting Rights

1. Number of voting rights held by all shareholders 793,995

2. Proposals and Reference Materials

Proposal No. 1: To approve the Merger Agreement between the Company and Toyota Tsusho Corporation

(1) Why the Merger Is Necessary

Under the Tomen Group Medium-Term Management Plan for the three fiscal years ending March 31, 2006, the Company, bearing in mind the prospective business integration with Toyota Tsusho Corporation, has been working to improve its profitability by carefully selecting and focusing its energies on core businesses, and to strengthen its financial position through the reduction of interest-bearing debt. Accordingly, we have focused our efforts on the business segments of chemicals, produce and foodstuffs, textiles, electronics, and machinery and energy, where our unique strengths in discovering potential product materials and developing devoted clientele have been recognized, while simultaneously constructing a stable trading-oriented income base. However our rival companies are also in the midst of aggressively expanding their operations in rapidly developing markets such as those in BRICs and in new business arenas emerging from technological innovations. Consequently, in order to secure our future growth, we have been confronted with the major task of creating new businesses through the timely promotion of our growth strategies.

As the sole trading company in the Toyota Group, Toyota Tsusho Corporation, deals in such products as metals, machinery and electronics, vehicles, energy and materials, and consumer products and services and has been rapidly expanding its overseas presence in line with Toyota's worldwide strategy. Under its long-term management plan known as Vision 2010, Toyota Tsusho Corporation is seeking to further strengthen its automotive-related business activities and to complete a transition to a well-balanced profit structure by expanding its non-vehicle business activities. In this context, the major issue facing Toyota Tsusho Corporation has been the expansion of its management resources.

Since March 2000, Toyota Tsusho Corporation and the Company have pursued capital tie-ups and business alliances. Based on these endeavors, both companies have decided that in order to further expand the range of their business segments, create new business opportunities, and further enhance their enterprise value, a merger of the two companies would be the best option. This decision inevitably led to the conclusion of the merger agreement between Toyota Tsusho Corporation and the Company.

The merger of the two companies will enable the realization of their growth strategies by permitting the effective use of their management resources, while the distribution of management resources from the perspective of overall optimization will result in the construction of well-balanced business segments.

We, therefore, ask that you, the shareholders, consider the purpose of this merger and indicate your approval by voting to approve this proposal.

(2) Details of the Merger Agreement
The details of the Merger Agreement signed by Toyota Tsusho Corporation and the Company on December 6, 2005 are indicated below:

Merger Agreement [Translation]

This agreement (the "Agreement") is made between Toyota Tsusho Corporation ("Toyota Tsusho") and Tomen Corporation ("Tomen") with respect to the merger of the two parties hereto (the "Merger").

Article 1 (Structure of merger)

Toyota Tsusho and Tomen shall carry out the Merger in the spirit of equality, with Toyota Tsusho as the surviving company and Tomen as the non-surviving company.

Article 2 (Amendment of the Articles of Incorporation)

1. Toyota Tsusho shall amend its Articles of Incorporation subsequent to the Merger as described in the Exhibit hereto.

2. The amendment of the Articles of Incorporation described in the preceding paragraph shall come into effect on the Merger Date, except Article 7 of the Amended Articles of Incorporation, which shall come in to effect on May 1, 2006.

Article 3 (Issuance and allocation of new shares of the merged company)

1. At the time of the Merger, Toyota Tsusho shall issue new common shares in a number equal to the total number of the common shares of Tomen held by the shareholders (including beneficial owners; the same shall apply hereafter), excluding Toyota Tsusho and Tomen, who are listed or recorded in the final register of shareholders of Tomen (including the register of beneficial owners; the same shall apply hereafter) as of the day immediately preceding the Merger Date multiplied by 0.069 (and omitting fractions). The new common stocks issued by Toyota Tsusho shall be allocated and delivered to the common stockholders of Tomen, excluding Toyota Tsusho and Tomen, in the ratio of 0.069 common stock of Toyota Tsusho per one common stock of Tomen. All fractional shares arising as a result of the allocation shall be treated as one lot, and disposed of in accordance with the provisions of the Commercial Code. The proceeds from the disposition shall be paid to shareholders who owned fractional shares in proportion to the number of such fractional stocks held by each shareholder.

2. There shall be no allocation of the new shares issued at the time of the Merger to (1) the common stock of Tomen and (2) the first or third issue of Class B preferred stock of Tomen, for which Toyota Tsusho is recorded as the stockholder in the final register of stockholders of Tomen as of the day immediately preceding the Merger Date, as well as the common stocks of Tomen for which Tomen is recorded as the stockholder in the final register of the stockholders of Tomen as of the day immediately preceding the Merger Date (i.e. the treasury stocks).

3. The calculation of dividends as well as any interim dividend relating to the shares to be issued by Toyota Tsusho to the shareholders of Tomen pursuant to Paragraph 1 of this section above shall be based on the Merger Date as the initial date in reckoning.

Article 4 (Surrender of share certificates)

The shareholders of Tomen shall deliver all certificates for the shares of Tomen on or the day immediately preceding the Merger Date.

Article 5 (Increase in capital and capital reserve)

1. The amounts of capital, capital reserve, profit reserve, voluntary reserve and any other retained earnings which shall be increased by Toyota Tsusho upon the Merger shall be as follows:

(1) Capital
0 yen

(2) Capital reserve
An amount equal to the surplus set forth in Article 288.2, Paragraph 1.5 of the Commercial Code less the amount described in Subparagraphs (3) and (4) of this paragraph.

(3) Profit reserve
The amount of the profit reserve of Tomen as at the Merger Date.

(4) Voluntary reserve or other retained earnings
The aggregate of the amount of the voluntary reserve and other retained earnings of Tomen as at the Merger Date; provided, however, that the accounts for which reserves are to be set up and the amounts therefor shall be determined by negotiations between Toyota Tsusho and Tomen.

2. If the amount of the surplus from the Merger falls below the aggregate of the amounts described in Subparagraphs (3) and (4) of the preceding paragraph, the amounts which are to be increased shall be reduced, beginning with the reserve described in Subparagraph (4) followed by the reserve described in Subparagraph (3), until the amount of the increase equals the surplus from the Merger.

3. The amount described in Subparagraph (2) or (4) of Paragraph 1 hereof may be modified by taking into consideration the financial conditions of Toyota Tsusho and Tomen on the day immediately preceding the Merger Date through negotiations between Toyota Tsusho and Tomen.

Article 6 (General shareholders' meetings for merger)

1. Toyota Tsusho and Tomen shall convene their respective extraordinary general meetings of shareholders on February 21, 2006 (with the Extraordinary Meeting of Class Shareholders of common stock will be combined with the Extraordinary General Meeting of Shareholders) to seek approval of this Agreement as well as the resolutions relating to other items necessary for the completion of the Merger. The date of the meetings of the shareholders may be changed upon consultation between Toyota Tsusho and Tomen if necessary for reasons of the merger procedures or other reasons.

2. Tomen shall convene Extraordinary Meeting of Class Shareholders of the respective holders of the first and third issues of Class B preferred stock on February 17, 2006 to seek approval of this Agreement as well as the resolutions relating to other items necessary for the completion of the Merger. The date of the meetings of the stockholders may be changed upon consultation between Toyota Tsusho and Tomen if necessary for reasons of the merger procedures or other reasons.

Article 7 (Effective merger date)

The Merger shall take effect on April 1, 2006. The effective date of the Merger, however, may be changed by Toyota Tsusho and Tomen by mutual consent in writing upon separate negotiations between the parties if it is necessary due to the procedural requirements or for other reasons.

Article 8 (Delivery of money due to the merger)

There shall be no money delivered due to the Merger.

Article 9 (Takeover of company assets)

1. Tomen shall deliver to Toyota Tsusho on the Merger Date all of the assets, liabilities and all other rights and obligations of Tomen showing on its balance sheet and other calculations as of September 30, 2005, with additions or reductions thereto corresponding to the period from September 30, 2005 to the Merger Date, and Toyota Tsusho shall assume all such assets, liabilities and other rights and obligations.

2. Tomen shall provide Toyota Tsusho with separate statements of account showing the particulars of any changes in the assets, liabilities and other rights and obligations which may occur between October 1, 2005 and the Merger Date.

Article 10 (Obligation on management of property)

Toyota Tsusho and Tomen shall carry out their respective business as well as control and operate their properties with the diligence of a good manager after the execution of this Agreement until the Merger Date. Any act which may significantly affect the assets, liabilities, other rights or obligations, or the condition of the assets, business results and cash flow as well as business or future revenue planning shall be carried out upon advance consultation between Toyota Tsusho and Tomen.

Article 11 (Treatment of employees)

Toyota Tsusho shall continue to employ all employees of Tomen as of the Merger Date. The treatment of these employees shall be determined by a separate negotiation between Toyota Tsusho and Tomen.

Article 12 (Names of directors and officers to be appointed upon the merger)

The following persons shall be appointed as directors or auditors of Toyota Tsusho upon the Merger. The effective date of their appointment shall be the Merger Date.

(1) Directors

Mahito Kageyama, Shunya Fukutomi, Yoshimasa Kondo

(2) Auditors

Shozo Hamana, Tatsuya Kugo

Article 13 (Term of the officers)

(1) The term of the Directors elected prior to the Merger Date (and on the Merger Date) (including the Directors provided in Article 12) shall be until the date of Ordinary General Meeting of Shareholders to be held in June, 2006.

(2) The term of the Auditors elected prior to the Merger Date (and on the Merger Date) (including the Auditors provided in Article 12) shall be the same term as such Auditors should have had without this Merger.

Article 14 (Retirement bonuses for officers)

Retirement bonuses may be paid to the directors or auditors of Toyota Tsusho who will resign on or before the Merger Date and the directors or auditors of Tomen (including those who will be appointed as the directors or auditors of Toyota Tsusho according to Article 12) upon an agreement between Toyota Tsusho and Tomen according to their respective by-laws, within an appropriate range of sums of moneys and upon approval of the general meeting of the stockholders for the merger stipulated in Paragraph 1 of Article 6.

Article 15 (Validity of this Agreement)

This Agreement shall become invalid if either Extraordinary General Meeting of Shareholders of Toyota Tsusho and Tomen or a Extraordinary Meeting of Class Shareholders of the holders of various class of stock of Tomen described in Article 6 fail to approve the Merger, or the approval of regulatory agencies prescribed by laws of Japan or other countries can not be obtained, or such regulatory approval has imposed restrictions which may significantly impair the achievement of the Merger. Toyota Tsusho and Tomen shall make their best efforts to prevent any of the above events from occurring.

Article 16 (Changes to terms of merger or termination)

1. If any of the following events occur to either one of the parties hereto during the period from the execution of this Agreement and the day immediately preceding the Merger Date, the other party may terminate this Agreement; provided, however, that Toyota Tsusho and Tomen shall first consult each other before the termination of this Agreement. Toyota Tsusho and Tomen may modify the terms and conditions of the Merger upon negotiations between the parties without terminating this Agreement. Toyota Tsusho and Tomen shall make the best efforts to prevent any event listed below from occurring.

    (1) When a defect or other event has been newly discovered with respect to Toyota Tsusho or Tomen, which may significantly affect the Merger;

    (2) When a serious breach by Toyota Tsusho or Tomen of the obligations under this Agreement exists;

    (3) When an act has been committed beyond the scope of normal business, which may reduce the corporate value of Toyota Tsusho or Tomen, or may be potentially detrimental to the completion of the Merger (except any act which is carried out upon consent of both Toyota Tsusho and Tomen);

    (4) When the appropriate action, by using the reasonable measures, could not be completed by Tomen with respect to its assets, contracts and projects of Tomen which may have adverse effect on business results, cash flow, business or future revenue planning of Toyota Tsusho after the Merger; or

    (5) When any other event which may be detrimental to or impose obstacles to the completion of the Merger exists.

2. The completion of the Merger shall be prerequisite upon Toyota Tsusho acquiring all of the first or the third issue of Class B preferred stock of Tomen for a value of up to 80 billion yen on or before the day immediately preceding the Merger Date. Toyota Tsusho and Tomen shall make the best efforts to fulfill the prerequisite.

Article 17 (Consultation)

Any item which is not provided herein or any dispute arising from the interpretation of this Agreement shall be settled by the mutual agreement of Toyota Tsusho and Tomen after negotiations in good faith between the parties according to the intent of this Agreement.

[Remaining space of this page is blank.]

In witness whereof, the parties hereto have prepared two copies of this Agreement, which have been duly signed and sealed and one copy has been retained by each party.

Dated December 6, 2005,

Toyota Tsusho Corporation

9-8, 4-chome, Meieki, Nakamura-ku, Nagoya, Japan

Junzo Shimizu, president

Tomen Corporation

2-18, Nakanoshima 3-chome, Kita-ku, Osaka, Japan

Mahito Kageyama, president

Appendix

Amendment of Articles of Incorporation

(Changes are indicated by underlines.)

Current	Planned
(Purpose)	(Purpose)
Article 2. (Omitted.)	Article 2. (Left intact.)
1. (Omitted.)	1. (Left intact.)
(1) to (3) (Omitted.)	(1) to (3) (Left intact.)
(4) Coal, coke, petroleum, high-pressure gas, by-products thereof and other mineral products;	(4) Coal, coke, petroleum, natural gas, other fuels, high-pressure gas, by-products thereof and other mineral products;
(5) to (10) (Omitted.)	(5) to (10) (Left intact.)
(Added.)	(11) Energy produced through the use of wind power, solar radiation, geothermal resources and biomass; and
(11) (Omitted.)	(12) (Left intact.)
2. to 15. (Omitted.)	2. to 15. (Left intact.)
16. Management of educational and medical facilities, showrooms, sports facilities and restaurants, hotel business, and travel agency business;	16. Management of educational and medical facilities, showrooms, sports facilities, bathhouses and restaurants, hotel business, and travel agency business;
17. Temporary personnel dispatch business;	17. Temporary personnel dispatch and paid job placement services businesses;
18. (Omitted.)	18. (Left intact.)
19. (Omitted.)	19. (Left intact.)
20. Treatment of industrial wastes, and sale of products recycled therefrom;	20. Treatment of general and industrial wastes, and sale of products recycled therefrom;
21. to 23. (Omitted.)	21. to 23. (Left intact.)
(Added.)	24. Planning, development and construction of airport, harbor, toll road, railroad, pipeline and water supply / sewage treatment facilities, and operation business thereof;
(Added.)	25. Office work that is conducted under a contract with an outside company or organization with regard to entering accounts,

       24. (Omitted.) 25. (Omitted.)	receipts and disbursements of cash, account settlement, etc., calculation business relative to financial affairs, and office work regarding welfare-related clerical work, insurance clerical work and salary calculation, employment, employee training, retirement procedures, etc. 26. (Left intact.) 27. (Left intact.)
(Number of Shares Constituting One Unit of Stock and Non-Issuance of Share Certificate for Shares constituting less than One Unit) Article 7. 1. The number of shares constituting one unit of stock shall be one thousand (1,000). 2. (Omitted.)	(Number of Shares Constituting One Unit of Stock and Non-Issuance of Share Certificate for Shares constituting less than One Unit) Article 7. 1. The number of shares constituting one unit of stock shall be one hundred (100). 2. (Left intact.)
(Number of Directors) Article 17. The Corporation shall have not more than forty (40) Directors.	(Number of Directors) Article 17. The Corporation shall have not more than twenty-five (25) Directors.
(Term of Office of Directors) Article 19. The term of office of a Director shall expire at the conclusion of the Ordinary General Meeting of Shareholders held with respect to the last closing of accounts within two (2) years after his/her assumption of office. 2. (Omitted.)	(Term of Office of Directors) Article 19. The term of office of a Director shall expire at the conclusion of the Ordinary General Meeting of Shareholders held with respect to the last closing of accounts within one (1) year after his/her assumption of office. 2. (Left intact.)

(3) Details of the Merger Agreement

[1] Amendments of the Articles of Incorporation (Merger Agreement Article 2)

A. Reasons for the surviving company to amend the Articles of Incorporation as a result of the merger

Article 2. (Purpose)

Additions to the Purpose of Business will be made, in order to cope with the expansion of business necessitated by the merger with the Company

Article 7. (Number of Shares Constituting One Unit of Stock and Non-Issuance of Shares for Shares Constituting less than One Unit of Stock)

In order to expand the number of investors in stock and to further improve its liquidity, the number of shares constituting one unit of stock shall be changed from 1,000 (one thousand) to 100 (one hundred).

Article 17. (Number of Directors)

The number of Directors shall be decreased in response to the adoption of the Executive Officer System

Article 19. (Term of Office of Directors)

The term of office of the Directors shall be shortened, in order to make greater distinctions of management responsibility and to fluidly construct a management structure, which can respond to the sudden changes in the management environment.

B. Amendment Details

The details of the Amendments are indicated in the Appendix of the Merger Agreement.

The Amendments to Article 2, 17, and 19 will take effect on the date of the merger. The Amendment to Article 7 will take effect on May 1, 2006.

[2] The following nominees are expected take office as Directors and Corporate Auditors upon the merger date (Merger Agreement Article12):

A. Nominees for Directors

Name (Date of Birth)	Career Summary and Representative Of Other Companies		Number of Company Shares Owned
Mahito Kageyama (January 28, 1949)	April 1972	Joined Sanwa Bank (Bank of Tokyo- Mitsubishi UFJ)	Tomen Corporation Shares: 36,000
	June 1999	Executive Officer of Sanwa Bank	
	January 2002	Senior Executive Officer	
	February 2003	Resigns from Sanwa Bank	
	February 2003	Senior Advisor of Tomen Corporation	Toyota Tsusho Corporation Shares: 0
	June 2003	President	
Shunya Fukutomi (July 31,1944)	April 1968	Joined Tomen Corporation	Tomen Corporation Shares: 44,710
	October 1998	General Manager, Produce and Foodstuff	
	June 1999	Executive Officer	
	June 2001	Managing Executive Officer	
	January 2003	Executive Officer	Toyota Tsusho Corporation Shares: 0
	June 2003	Managing Director	
	June 2004	Senior Managing Director	
Yoshimasa Kondo (July 27, 1948)	April 1971	Joined Tomen Corporation	Tomen Corporation Shares: 42,500
	March 1996	General Manager, Corporate Planning Department	
	October 1998	Executive Officer	
	June 2001	Managing Executive Officer	
	November 2001	President, Tomen Power Holdings Corporation (Eurus Energy Holdings Corporation)	Toyota Tsusho Corporation Shares: 0
	June 2002	Resigns Managing Executive Officer of Tomen Corporation	
	January 2003	Resigns President of Eurus Energy Holdings Corporation	
	January 2003	Executive Officer of Tomen Corporation	
	June 2003	Managing Director	

(Note) None of the nominees have special interests in their relations with the Company or with Toyota Tsusho Corporation

B. Nominees for Corporate Auditors

Name (Date of Birth)	Career Summary and Representative Of Other Companies	Number of Company Shares Owned
Shozo Hamana (May 17, 1947)	April 1970 Joined Toyota Tsusho Corporation March 1994 Seconded (General Manager Level) to Siam Hi-Tech Steel Center Co, Ltd. June 1999 Director, Toyota Tsusho Corporation June 2002 Managing Director, Toyota Tsusho Corporation (Representative of other companies) Representative Director, Toyotsu Business Service Corporation	Tomen Corporation Shares: 0 Toyota Tsusho Corporation Shares: 34,000
Tatsuya Kugo (June 13, 1952)	April 1975 Joined Ministry of International Trade and Industry (Ministry of Economy, Trade and Industry) January 1999 Deputy Director- General International Trade Administration Bureau July 2002 Resigned Ministry of Economy, Trade and Industry October 2002 Executive Managing Director, Center for Information on Security Trade Control August 2004 Executive Officer of Tomen Corporation April 2005 Managing Executive Officer	Tomen Corporation Shares: 7,000 Toyota Tsusho Corporation Shares: 0

(Note)
1. Shozo Hamana, nominee for Corporate Auditor, is scheduled to resign from his post as Director of Toyotsu Business Service Corporation as of March 31, 2006.
2. None of the nominees have any special interests in their relations with the Company or with Toyota Tsusho Corporation.

(4) Explanation of the Statement of Reasons for Determination of the Merger Ratio Stipulated in Item 2, Paragraph 1, Article 408-2 of the Commercial Code

Statement of Reasons for Determination of the Merger Ratio (Copy)

The Company, in regard to the merger (to take effect on April 1, 2006) with Toyota Tsusho Corporation ("Toyota Tsusho," and together with the Company shall collectively be referred to as "Both Companies"), has determined the merger ratio as follows:

Based on their judgments that the interests of their respective shareholders would be best served by the respective companies considering the appropriate merger ratio from independent standpoints, Both Companies proceeded to appoint separate financial advisors to advise them on relevant matters.

Subsequently the Company appointed Nomura Securities Co., Ltd. ("Nomura Securities") and Nikko Citigroup Limited ("Nikko Citigroup," and together with Nomura Securities shall collectively be referred to as the "Two Financial Advisors") as its financial advisors and asked them to conduct analyses that would serve as basic reference for negotiations with Toyota Tsusho on the merger ratio.

The Two Financial Advisors, in response to this request, took into account various factors including the preferred stocks issued by the Company (Note 1) in their evaluations. Subsequently, Nomura Securities rendered its evaluation results concerning the merger ratio to the Company based on an overall consideration of the analyses results of such methods as the stock price comparison analysis method, the discounted cash flow (DCF) method, which bases its analysis entirely on Both Companies' business plan without reference to the accounting for losses to be incurred as a result of the merger, the contribution analysis method, and other methods which Nomura Securities deemed appropriate, while Nikko Citigroup rendered its opinion on the evaluation of the merger ratio to the Company based on an overall consideration of the analyses results of such methods as the stock price comparison analysis method, the discounted cash flow (DCF) method, which basis its analysis entirely on Both Companies' business plan without reference to the accounting for losses to be incurred as a result of the merger, the comparable company analysis method, which compares Both Companies to listed companies which are in similar lines of businesses, and other methods which Nikko Citigroup deemed appropriate. The Two Financial Advisors also took into consideration the results of the various researches and analyses conducted by the Company, as well as the financial and legal findings presented by the audit corporations and the corporate attorneys to whom the Company had requested relevant evaluations.

The Company referred to the results derived from the above analyses conducted by the Two Financial Advisors in deliberating the various aspects of the merger ratio within the company and at the same time took into consideration the advice given by the Two Financial Advisors in its negotiations and discussions with Toyota Tsusho regarding the merger ratio.

Consequently, a basic agreement was reached including the decision to convert each share of the Company's common stock to 0.069 shares of Toyota Tsusho's common stock ("the Merger Ratio in Question"). Subsequently Both Companies received approval for this basic agreement at their respective Board of Directors' Meeting held on October 28, 2005, and on the same day the basic agreement was concluded between the Company and Toyota Tsusho.

Prior to the conclusion of the basic agreement, the Company received from the Two Financial Advisors opinions, dated October 28, 2005, to the effect that the Merger Ratio in Question is fair from the financial standpoint of the Company. (Notes 2 and 3)

Thereafter, Both Companies have confirmed that the conditions upon which the Merger Ratio in Question had been determined have not undergone significant changes since October 28, 2005, and have also confirmed and agreed that alterations to the Merger Ratio in Question are not necessary.

Thereupon Both Companies, after deliberation, drew up a merger agreement ("Merger Agreement"), received approval thereto at their respective Board of Directors' Meetings held on December 6, 2005, and concluded the Merger Agreement on the same day. (Note 4)

Prior to the conclusion of the Merger Agreement, each of the Two Financial Advisors, upon request from the Company, conducted analyses according to the respective methods deemed appropriate by each of the Advisors, and submitted once again opinions to the Company, to the effect that the Merger Ratio in Question specified in the Merger Agreement is appropriate as of December 6, 2005. (Notes 3, 5, and 6)

Meanwhile, Toyota Tsusho has also received an opinion from its appointed financial advisor, Merrill Lynch Japan Securities Co., Ltd., to the effect that the Merger Ratio in Question is fair from the financial standpoint of Toyota Tsusho's shareholders.

(Note 1)
As far as the number of residual shares of preferred stock is concerned, the First Series B Preferred Stock, if converted at the current conversion price, would be converted into 442,404,006 shares of common stock; while the Second and Third Series B Preferred Stocks, which are types of issues whose conversion prices are to be determined at future dates, if converted at the October 27, 2005 conversion price of 234 yen, would amount to 194,444,444 shares, for a total of 636,848,450 shares, which would be equivalent to 78.6% of all outstanding number of shares of common stock.

(Note 2)
The fairness opinions rendered by Nomura Securities and Nikko Citigroup have been compiled on the bases of certain qualifications and assumptions, including the assumption of evaluating the common stocks of the respective companies on stand-alone bases. The various procedures followed, the items considered, and the qualifications and assumptions assumed by the Two Financial Advisors in the compilation and submission of the fairness opinions (of October 28, 2005) have also been observed in the fairness opinions compiled and submitted on December 6, 2005, as indicated in the attachments below (Note 6), and the details of which are indicated in each of the opinion statements.

(Note 3)
The Two Financial Advisors have acted separately and independently in their deliberations and procedures for the compilation and submission of their respective fairness opinions. Moreover, the Two Financial Advisors have considered such factors as the preferred stock issued by the Company, whereupon Nomura Securities performed evaluations of the merger ratio utilizing the stock price comparison analysis method, the discounted cash flow (DCF) method, which bases its analysis entirely on Both Companies' business plan without reference

to the accounting for losses to be incurred as a result of the merger, the contribution analysis method, and other methods which Nomura Securities deemed appropriate, while Nikko Citigroup performed evaluations of the merger ratio utilizing the stock price comparison analysis method, the discounted cash flow (DCF) method, which basis its analysis entirely on Both Companies' business plan without reference to the accounting for losses to be incurred as a result of the merger, the comparable company analysis method, which compares Both Companies with listed companies which are in similar lines of businesses, and other methods which Nikko Citigroup deemed appropriate. Furthermore, the Two Financial Advisors did not adhere to any particular method of analysis nor did they lay particular emphasis on one method. Instead, they have rendered their opinions to the Company based on an overall consideration of all of the above results.

(Note 4)
The contents of the Merger Agreement are identical to those of the merger agreement (draft), which is referred to in the fairness opinions of the Two Financial Advisors dated December 6, 2005: for Nomura Securities, the version dated December 5, 2005, and for Nikko Citigroup, the version that it received before the day preceding the date of its fairness opinion.

(Note 5)
The Two Financial Advisors have compiled their respective opinions dated December 6, 2005, on the assumption that all information presented to them for review was accurate and correct; that all forward-looking statements including the financial projections of Both Companies were stand-alone based statements of Both Companies and have been reasonably compiled or given to them by the managements of Both Companies reflecting the best available estimates and judgments as of December 6, 2005; and that the financial performances of Both Companies would follow the predictions. Moreover, the Two Financial Advisors have not conducted independent evaluations or appraisals of the assets and the liabilities of Both Companies. The procedures followed, the items considered, and the qualifications and conditions assumed by the Two Financial Advisors in compiling and submitting their respective opinions have been enumerated in the opinion statements.

(Note 6)
The entire texts of the fairness opinions by the Two Financial Advisors dated December 6, 2005, are attached below.

Fairness Opinion by Nomura Securities Co., Ltd. (Copy)

Dated as of December 6, 2005

Attention: Board of Directors
Tomen Corporation
2-18, Nakanoshima 3-chome
Kita-ku, Osaka

Nomura Securities Co., Ltd., (hereinafter referred to as "Nomura Securities") has been retained by Tomen Corporation ("Tomen") to express its opinion on the fairness of the merger ratio of common stock ("Common Stock Merger Ratio") between Tomen and Toyota Tsusho Corporation ("Toyota Tsusho"), prescribed in the December 5, 2005 merger agreement (draft) ("Merger Agreement (draft)"), to be concluded on December 6, 2005 between Tomen and Toyota Tsusho, concerning the merger scheduled to take effect on April 1, 2006 ("Merger") between Tomen and Toyota Tsusho.

The merger is to take the form of a consolidation takeover, with Toyota Tsusho remaining as the surviving company and Tomen becoming the non-surviving company. Consequently Tomen shareholders will be allocated with the common stock of Toyota Tsusho and will, in turn, become common stock shareholders of Toyota Tsusho.

According to the Merger Agreement (draft), the Common Stock Merger Ratio is scheduled to be 0.069 shares of Toyota Tsusho's common stock to one share Tomen common stock.

In compiling this statement, Nomura Securities has observed the following procedures:

1. Analysis and review of the Merger Agreement (draft)
2. Analysis and review of financial information, including financial statements, and business-related information, contained in reports including the Securities Report and disclosure materials of Tomen and Toyota Tsusho from the past three years.
3. Analysis and review of various information including projected performance figures of Tomen and Toyota Tsusho available from analysts' reports and other information databases.
4. Analysis and review of business plans, financial projections (which do not take into effect factors such as the disposal of assets resulting from this Merger), and other relevant information of Tomen and Toyota Tsusho, covering the period up to the end of March 2011, which have been devised by the respective managements of the companies and have been furnished to Nomura Securities by Tomen.
5. Analysis and review of the responses provided by the managements of Tomen and Toyota Tsusho to the questionnaire regarding the state of business, the financial condition, and the financial projections of the respective companies.
6. Analysis and review of the market prices and market tendencies of Tomen and Toyota Tsusho shares.
7. Analysis and review of comparisons between Tomen, Toyota Tsusho and other listed companies, which are engaged in similar lines of businesses based on such factors as financial indices and market share prices.
8. Analysis and review of the Legal Due Diligence Report on Toyota Tsusho, dated August 25, 2005, prepared by Tomen' s legal counsels.

9. Analysis and review of the Accounting/Tax Due Diligence Report on Toyota Tsusho, dated July 30, 2005, prepared by Tomen's accounting and tax advisors.
10. Analysis and review of the economic value of the preferred stock issued by Tomen.
11. Analysis and review of other facts provided by Tomen, which have been acquired through general inquiry and which we deemed relevant or necessary

Nomura Securities, which has been retained by Tomen as financial advisor on the matter of the Merger, anticipates compensation for its services by way of a fee, including such fees to be awarded by Tomen on the condition of completion of the Merger. We also intend to be reimbursed by you for certain expenses incurred by our affiliates and us. The submission of this statement will be subject to the exemption and indemnity clauses stipulated in the agreement between Tomen and Nomura Securities. Nomura Securities and its affiliates may, in the future, render investment banking and other securities services to Tomen, Toyota Tsusho, and its affiliates, and receive compensation for such services rendered. We may also, from time to time, in the regular course of business, trade or acquire the securities and various financial products, including financial derivative products, of Tomen, Toyota Tsusho, and its affiliates, from our proprietary accounts or from the accounts of our customers.

This statement does not intend to express our opinion on the share price levels of Tomen or Toyota Tsusho prior to the Merger, nor the value of the share price levels of the common stock of the new company after the Merger. The sole purpose of the opinion expressed in this statement is to provide the Board of Directors of Tomen with information to serve as a point of reference in their deliberation of the Common Stock Merger Ratio. We have not been engaged to express our opinion on the various qualifications and assumptions, upon which the determination of the Common Stock Merger Ratio has been based or on your decision from the business point of view to execute this Merger nor have we expressed our opinions on the foregoing in this statement. The opinion expressed in this statement is not intended as a recommendation to your shareholders to exercise their shareholders' rights on this Merger, namely their voting rights, or any other related matters. Unless otherwise recognized in a special stipulation in the agreement between Nomura Securities and Tomen, the contents of this statement shall not be disclosed to a third party and you may not disclose, refer to, or communicate to anyone this statement, in its entirety or a portion thereof, without the prior consent of Nomura Securities.

In rendering this opinion, Nomura Securities has assumed that all publicly available information, financial information furnished by Tomen and all other information under review are accurate and complete. Consequently, we did not assume responsibility for independently verifying, and did not independently verify the accuracy and completeness of such information. Furthermore, we have not made an independent evaluation or appraisal of the assets and liabilities of Tomen and Toyota Tsusho and its affiliates (financial derivatives, off-the-book assets and liabilities, and all other liabilities contingent or otherwise), including the separate analysis and evaluation of the assets and liabilities of each company, nor have we engaged a third party organization to perform such evaluations or appraisals. With respect to financial projections and other forecasts of Tomen and Toyota Tsusho provided by management, Nomura Securities has assumed, for the purpose of this opinion, that the forecasts have been reasonably prepared on bases reflecting the best available estimates and judgments of management as of the present time, and that the financial performances of Tomen and Toyota Tsusho would follow those forecasts. Consequently, in preparing this statement, we did not independently verify such matters, but instead based our opinion on said forecasts and materials related to such forecasts. Nomura Securities has also assumed that the

Merger shall be completed lawfully and effectively according to the conditions prescribed in the Merger Agreement (draft), that the tax effects of the Merger is not contrary to the estimation that has been provided to us. Nomura Securities has further assumed that all consents, approvals and authorizations by the government and other relevant authorities necessary for the completion of this Merger will be acquired without impairment to the profit anticipated from the completion of this Merger and that the Merger will be completed according to the conditions prescribed in the Merger Agreement (draft), without waiving, revising, or altering the significant conditions or agreed articles of the Merger Agreement (draft). Consequently we did not assume responsibility for independently verifying such matters. We have not been engaged to consider transactions of Tomen other than the Merger in question or the relative worth of such transactions, nor have we undertaken such considerations. Nomura Securities did not assume responsibility to solicit third-party opinions concerning the Merger addressed to Tomen or your Board of Directors, and did not solicit such opinions.

The opinion of Nomura Securities expressed in this statement is based upon financial, economic, market, and other conditions existing on the date hereof and information available to us as of the date hereof. Nomura Securities has been a party to the compilation of the Merger Agreement (draft) and a portion of the negotiations concerning the Merger. The opinion expressed in this statement may alter in the future due to changes in the existing conditions. However, we do not assume the responsibility to revise, alter or supplement our opinion in the future.

On the basis of, and subject to the foregoing, we are of the opinion that the Common Stock Merger Ratio is fair to your shareholders from a financial point of view.

Yours truly,

M & A Advisory Dept.
Nomura Securities Co., Ltd.

Fairness Opinion by Nikko Citigroup Limited

Dated December 6, 2005

Attention: Board of Directors
Tomen Corporation
2-18, Nakanoshima 3-chome
Kita-ku, Osaka

Nikko Citigroup Limited (hereinafter referred to as "Nikko Citigroup") understands that Tomen Corporation ("Tomen") and Toyota Tsusho Corporation ("Toyota Tsusho" and together with Tomen shall be collectively called "Both Companies") are planning to execute a merger ("Transaction in Question"), to take effect on April 1, 2006, and that Tomen and Toyota Tsusho are planning to conclude a merger agreement ("the Merger Agreement") regarding this Transaction in Question on December 6, 2005. This Transaction in Question is to take place as a merger with Toyota Tsusho remaining as the surviving company. Consequently an allocation of 0.069 shares of Toyota Tsusho's common stock per one share of Tomen's common stock ("Merger Ratio in Question") is scheduled for Tomen's shareholders.

We have been retained by you to prepare this statement for the purpose of expressing our opinion as to the whether or not the Merger Ratio in Question is fair to the your common stock shareholders from a financial point of view, which would serve as a point of reference for your Board of Directors in their decision regarding the conclusion of the Merger Agreement. We have not been engaged to express our views on the qualifications and assumptions upon which the Merger Agreement is based, nor comment on your decision from a business point of view to execute or complete the Transaction in Question, nor have we expressed such opinions in this statement.

In regard to the Transaction in Question, we are of the understanding that, the following is scheduled to take place;

(i) Toyota Tsusho will, by the date of the merger, purchase all preferred stock issued by Tomen from the current preferred stockholders of Tomen, and will not allocate said preferred stocks on the date of the merger, and that,

(ii) Prior to the execution of the Transaction in Question, Tomen, on the assumption that the Transaction in Question will be executed, will declare impairment losses or dispose of by sale all assets deemed unnecessary for the newly merged company by Both Companies.

In this statement, however, we have not taken into consideration the effects of the above transactions (i) and (ii) taking place, nor have we expressed our opinion on the fairness of the Transaction in Question stated in (ii) to the preferred stockholders of Tomen, including our opinion on the fairness of the Toyota Tsusho's purchase price of Tomen's preferred stock.

In arriving at the opinion concerning the Merger Ratio in Question set forth below, Nikko Citigroup has completed the following tasks of analysis and review:

1. Review of financial information, including past financial statements made public by Both Companies, and other related information
2. Review of financial projections and the underlying assumptions thereof devised by the respective managements of Both Companies
3. Review of the answers provided in writing by the respective managements of Both Companies to our inquiries concerning such matters as each company's strategic rationality behind the Transaction in Question, the current financial situation and future projections
4. Review of the minutes of the proceedings and the records of the negotiations contained in the Due Diligence materials between Tomen and Toyota Tsusho furnished to us by Tomen
5. Review of the draft of the merger agreement received as of the date prior to the date of this statement
6. Discounted Cash Flow analysis based on the financial projections and the assumptions upon which such projections were based of the respective companies
7. Comparative analysis of listed companies engaged in similar businesses to each of the companies
8. Analysis of the common stock share prices of Both Companies
9. Review and analysis of other matters which we deemed necessary or appropriate

Nikko Citigroup, in accordance with Tomen's request, has based the above review and analysis on the stand-alone bases of the common stock values of each company.

In rendering this opinion, we have assumed that the publicly available information, financial and all other information given to us under review are accurate and complete, and since we have relied on the accuracy and the completeness of such information, we did not independently undertake the verification thereof. We have assumed the absence of information undisclosed to us, which could have significant effects on the Transaction in Question. We also have not made independent evaluations, appraisals, or assessment of the assets and liabilities (contingent or otherwise) of Both Companies or either of its affiliates, nor, other than the analyses mentioned above, have we independently engaged specialists in performing due diligence. We have relied on the assurances by Both Companies that there exist no significant debts undisclosed to us. With respect to financial projections and other forecasts of Both Companies, given to us, we have assumed, for the purpose of this opinion, that the forecasts have been reasonably prepared and answered on bases reflecting the best available estimates and judgments of management as of the present time, and that the financial performances of Both Companies would follow those forecasts. Consequently we have not made independent inquiries and have relied on such forecasts and related materials in rendering this opinion. We, at Nikko Citigroup, are not specialists in legal, accounting, or taxation matters. Therefore we have not independently reviewed or analyzed the lawfulness or effectiveness of the Transaction in Question, or the fairness of its accounting or taxation treatments. We have assumed that the Transaction in Question shall be executed appropriately and effectively, upon the completion of all appropriate procedures. Furthermore all taxation matters accompanying the execution of the Transaction in Question are based on the financial projections contained in 6. above, which have been prepared by Both Companies and this statement does not take into consideration the taxation matters on the part of Both Companies and their shareholders resulting from the execution of the Transaction in Question.

This statement has further assumed that the acquisition, the acquisition date and acquisition conditions of all consents, approvals and authorizations by the government and other relevant authorities necessary for the execution of the Transaction in Question shall not impose any impairment to the profit anticipated from the completion of the Transaction in Question. This statement is based upon financial, economic, market, and other conditions existing on the date hereof, information furnished to us and information acquired by us as of the date hereof.

Nikko Citigroup, which has been retained as the financial advisor on the matter of the Transaction in Question, anticipates compensation for its services, including the preparation and submission of this statement, in the form of a fee paid by Tomen. Nikko Citigroup and our affiliates may have rendered in the past or may currently be rendering investment banking services, unrelated to the Transaction in Question, to Both Companies or their affiliates and may have received compensation or may receive compensation in the future for such services rendered. Nikko Citigroup and our affiliates may, in the regular course of business, render securities trading or other financial services to Both Companies and their affiliates, and may trade the securities of Both Companies and their affiliates, from our proprietary accounts or the from the accounts of our customers.

This statement has been prepared for the sole purpose of providing reference information to the Board of Directors of Tomen in determining the Merger Ratio in Question and does not constitute a recommendation to your shareholders to exercise their voting rights in regard to the Transaction in Question. Moreover, this statement shall not be, partially or in its entirety, used for any other purpose than its stated purpose, referred to, quoted, or provided to third parties, without the prior consent of Nikko Citigroup. It is understood, however, that you may disclose the existence and the content of this statement to your shareholders and to the securities exchange, in which you are listed, for the purpose of explaining the Transaction in Question. In such cases, the extent and the method of disclosure shall be subject to prior agreement between Nikko Citigroup and Tomen.

Nikko Citigroup has not been a party to the negotiations and the decision regarding the Transaction in Question and the Merger Ratio in Question, nor have we been a party to the negotiations and the decision regarding the other articles stipulated in the Merger Agreement. In this statement, we have not expressed any opinions whatsoever regarding the share prices of the common stock and preferred stock of Tomen and Toyota Tsusho or the common stock to be issued by the newly merged company as a result of the Transaction in Question. Moreover we have not been engaged to review alternative strategies, which might have been chosen by Tomen regarding the Transaction in Question and their relative worth nor have we undertaken such a review.

On the basis of, and subject to the foregoing, and additionally on the basis of other items, which we deemed appropriate, we are of the opinion, as of the date of this statement, that the Merger Ratio in Question is fair to your common stock shareholders from a financial point of view.

Yours truly,

Nikko Citigroup

(5) Balance Sheets and Statements of Income of the Parties to the Merger Pursuant to Items 3 through 6, Paragraph 1, Article 408-3 of the Commercial Code

Tomen's balance sheet and statement of income may be found on pages 27 to 34.

Toyota Tsusho's balance sheet and statement of income may be found on pages 35 to 44.

[1] Balance Sheet and Statement of Income prepared by Tomen Corporation within six months before the date of the extraordinary general meeting of shareholders

BALANCE SHEET

(As of September 30, 2005)

(Unit: million yen)

ASSETS

CURRENT ASSETS	**300,146**
Cash & Time Deposit	67,281
Notes Receivable-Trade	25,190
Accounts Receivable-Trade	140,111
Inventories	17,503
Real Estate for Sale	0
Merchandise in Transit	5,839
Advances to Suppliers	1,920
Prepaid Expenses	546
Accrued Income	704
Short-Term Loans Receivable	35,760
Deferred Tax Assets (Current)	4,747
Other Current Assets	8,890
Allowance for Doubtful Receivables	△8,349
FIXED ASSETS	**258,128**
TANGIBLE FIXED ASSETS	**5,697**
Buildings	1,882
Structures	24
Machinery & Equipment	12
Vehicles	43
Furniture & Fixtures	332
Property Leased to Others	2,162
Land	1,240
INTANGIBLE FIXED ASSETS	**302**
Software etc.	302
INVESTMENT AND OTHER ASSETS	**252,129**
Investment in Securities	34,355
Investment in Subsidiaries	142,780
Investments other than Securities	1,702
Investments in Subsidiaries Other than Securities	9,022
Long-Term Loans Receivable	31,107
Long-Term Trade Receivable	88,318
Long-Term Prepaid Expenses	40
Deferred Tax Assets (Non-Current)	11,138
Other Investments	19,903
Allowance for Doubtful Receivables	△86,240
TOTAL ASSETS	**558,275**

LIABILITIES

CURRENT LIABILITIES	**294,445**
Notes Payable & Acceptances-Trade	45,633
Accounts Payable-Trade	104,732
Short-Term Loans Payable	109,115
Accounts Payable-Other	2,210
Accrued Income Taxes Payable	98
Accrued Expenses	1,351
Advances from Customers	2,703
Deposits from Customers	16,693
Deferred Income	477
Reserve for Impairment Losses Resulting from Withdrawal of Business	10,187
Other Current Liabilities	1,242
LONG-TERM LIABILITIES	**240,552**
Long-Term Loans Payable Less Current Portion	234,417
Accrued Retirement Benefits	1,546
Provision for Loss on Guarantees	2,255
Loss Provision for Properties	2,304
Other Long-Term Liabilities	27
TOTAL LIABILITIES	**534,997**
SHAREHOLDERS' EQUITY	
COMMON STOCK	**44,199**
CAPITAL SURPLUS RESERVE	**11,917**
Capital Reserve	11,912
Other Capital Surplus	5
Gain on Disposal of Treasury Stock	5
RETAINED EARNINGS	**△36,024**
Unappropriated Losses at Interim Term-end	△36,024
UNREALIZED GAINS AND LOSSES ON STOCKS	3,426
TREASURY STOCK	△242
TOTAL SHAREHOLDERS' EQUITY	**23,277**
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	**558,275**

STATEMENT OF INCOME

(From April 1, 2005 through September 30, 2005)

(Unit: million yen)

ORDINARY REVENUES & EXPENSES		
OPERATING REVENUES & EXPENSES		
Net Sales		525,614
Cost of Sales		509,559
Gross Trading Profit		16,055
Selling, General & Administrative Expenses		9,898
OPERATING INCOME		**6,157**
NON-OPERATING INCOME & EXPENSES		
NON-OPERATING INCOME		4,791
Interest Income	1,129	
Dividend Income	1,981	
Other Income	1,680	
NON-OPERATING EXPENSES		6,049
Interest Expenses	3,621	
Other Expenses	2,427	
INCOME BEFORE EXTRAORDINARY ITEM		**4,899**
EXTRAORDINARY PROFIT & LOSS		
EXTRAORDINARY PROFIT		506
Gain on Sales of Property & Equipment	5	
Gain on Sales of Investment in Securities	342	
Gain on Sales of Membership	0	
Gain on Reversal of Provision for Loss on Guarantees	157	
EXTRAORDINARY LOSS		45,835
Loss on Sales of Property & Equipment	10	
Loss on Impairment	3,553	
Loss on Sales of Investment in Securities	1,012	
Loss on Valuation of Investment in Securities	736	
Loss on Sales of Membership	0	
Loss on Valuation of Membership	5	
Provision for Bad Debt	829	
Loss on Reform of Subsidiaries and Affiliates	194	
Loss on Merger-related Disposal	39,491	
PROFIT OF THIS TERM BEFORE TAX		**40,429**
Income Taxes - Current		△247
Income Taxes - Deferred		310
PROFIT FOR THIS TERM		**40,492**
UNAPPROPRIATED RETAINED EARNINGS BROUGHT FORWARD		**4,467**
UNAPPROPRIATED RETAINED EARNINGS AT END OF PERIOD		**36,024**

(Significant Accounting Policies)

1. In regard to valuation criteria and the method of valuation of securities, the market value method is used for valuation of securities held for trading purposes (and the cost of securities sold is calculated using the moving average method), and the cost method using the moving average method is used for the valuation of shares of subsidiaries and affiliated companies and for the valuation of other securities. For other securities, the market value method based on the market price, etc. at the interim term-end is used for securities with market value (and the valuation difference is entered directly in the capital account in full, and the cost of securities sold is calculated using the moving-average method), and the cost method based on the moving-average method is used securities without market value.

2. For derivatives, the market value method is used as the valuation criteria and as the valuation method.

3. The cost method on a first-in, first-out basis is principally used as the valuation criteria and as the method of valuation of inventory assets.

4. The declining balance depreciation method is used for the tangible fixed assets. The Company uses the straight-line depreciation method with respect to buildings (excluding fixtures thereto) acquired on or after April 1, 1998. Regarding the useful life of major assets that of buildings lasts from 7-50 years and that of furniture and fixtures lasts from 2-20 years.
The straight-line depreciation method is used as the depreciation method for intangible fixed assets. For software used in the Company, the straight-line depreciation method based on period during which it is usable in the Company (five years).

5. Foreign currency-denominated credits and debts are converted to Japanese yen using the spot exchange rate on the date of the interim term-end, and translation differences are accounted for as profits or losses.

6. To provide for possible losses arising from trade receivables, loans and other claims, reserves for bad debts are maintained in an amount equal to the possibly irrecoverable amount based on the historic loan loss ratio in regard to general claims and based on individual examination of the collectability in regard to highly irrecoverable claims and long-outstanding trade credits (such as bankruptcy or corporate reorganization claims, etc.).

7. The Company maintains reserves for retirement benefits to prepare for the payment of retirement benefits to employees, based on estimates of the Company's liabilities for retirement benefits and on its pension assets at the end of current financial period. The reserve amount recorded corresponds to the amount recognized as having accrued as of the current interim term-end.

   Differences arising from changes in accounting standards are accounted for as an expense in equal annual installments for eleven years. Differences occurring because of actuarial calculations are amortized as expenses beginning with the subsequent financial period according to the straight-line depreciation method using a certain number of years (eleven years) not exceeding the average remaining service years of employees at the time of occurrence of the difference.

8. A reserve for losses from guarantees of obligations is posted to provide for possible losses arising from the Company's guarantees of obligations of its subsidiary companies and others in the amount considered necessary for each guarantee after taking into account the financial condition of the relevant principal debtor. This reserve is a reserve referred to in Article 43 of the Enforcement Regulations of the Commercial Code.

9. A reserve for losses related to real estate is posted in the amount considered necessary to provide for possible losses arising from the repurchase, etc., of land as a result of any exercise by the Organization for Promotion Urban Development of its right to require the repurchase of the land. This reserve is a reserve referred to in Article 43 of the Enforcement Regulations of the Commercial Code.

10. A reserve for losses resulting from the withdrawal of business is recorded in the amount corresponding to the estimated amount of loss to be incurred in connection with the transfer or withdrawal of business. This reserve is a reserve referred to in Article 43 of the Enforcement Regulations of the Commercial Code.

11. Financing lease transactions other than those, which transfer ownership of the leased property to the lessee, are accounted for as ordinary lease transactions.

12. Hedge accounting using the method of deferral hedge accounting method is adopted for the Company's hedging transactions fulfilling the requirements for application of hedge accounting from among those conducted with the aim of avoiding exchange fluctuation risks, interest rate fluctuation risks, market fluctuation risks and other risks. The exceptional method is used for interest rate swap transactions and interest rate cap transactions that

satisfy the requirements for application of the exceptional method.

13. The amount of consumption tax is not included.

14. Starting from this term under review, consolidated tax filing is adopted.

(Additional Information)

1. The Company has adopted new accounting standards for the impairment of fixed assets ("Opinion Concerning Establishment of Accounting Standards for Impairment of Fixed Assets" issued by Business Accounting Deliberation Council on August 9, 2002) and ("The Financial Accounting Standard Implementation Guidance No. 6" issued by Accounting Standards Board of Japan on October 31, 2003). As a result, net loss before income taxes increased by 3,553 million yen.

2. Pursuant to Article 48-1 of the Enforcement Regulations of the Japanese Commercial Code ("Exceptional Treatment of Affiliates"), all entries and notes under the heading of Subsidiary have been changed to Affiliates.

(Notes to the Balance Sheet)

1. Amounts are rounded down to the nearest million yen.

2. Receivable from and payable to affiliated companies:

Short-term receivable:	¥ 70,234 million
Long-term receivable:	¥ 59,526 million
Short-term payable:	¥ 38,479 million

3. Accumulated amount of depreciation for tangible fixed assets:
¥ 4,257 million

4. Beyond the fixed asset listed as balance sheet there are important fixed asset such as office equipment like computers, which is used by lease.

5. Pledged assets: ¥ 29,204 million

6. Contingent Liabilities: ¥ 53,552 million

7. Trade Notes receivable - discounted: ¥ 16,327 million

8. Endorsed note transferred ¥ 597 million

9. Negative net worth

Difference prescribed in Article 92 of Enforcement Regulations of the Commercial Code

¥36,261 million

10. Net assets amount has increased to 3,441 million by the asset submitted current cost under the Article 124, number 3 of the Enforcement Regulations of the Commercial Code

(Notes to the Profit and Loss Statement)

1. Amounts are rounded down to the nearest million yen.
2. Transactions with affiliated companies

Sales	¥ 59,555 million
Purchases	¥ 71,943 million
Non-trading transactions	¥ 4,746 million

3. Profit for the term per share: △¥50.10

[2] The latest Balance Sheet and Statement of Income prepared by Tomen Corporation

BALANCE SHEET

(As of March 31, 2005)

(Unit: ¥1 million)

ASSETS		LIABILITIES	
CURRENT ASSETS	**272,943**	**CURRENT LIABILITIES**	**233,260**
Cash & Time Deposit	46,825	Notes Payable & Acceptances-Trade	41,409
Notes Receivable-Trade	28,848	Accounts Payable-Trade	83,880
Accounts Receivable-Trade	130,950	Short-Term Loans Payable	83,620
Inventories	14,007	Accounts Payable-Other	3,830
Real Estate for Sale	0	Accrued Income Taxes Payable	289
Merchandise in Transit	3,659	Accrued Expenses	1,383
Advances to Suppliers	1,501	Advances from Customers	3,707
Prepaid Expenses	414	Deposits from Customers	13,638
Accrued Income	731	Deferred Income	462
Short-Term Loans Receivable	41,012	Other Current Liabilities	1,038
Deferred Tax Assets (Current)	4,350		
Other Current Assets	13,535	**LONG-TERM LIABILITIES**	**263,017**
Allowance for Doubtful Receivables	△12,893	Long-Term Loans Payable Less Current Portion	260,283
		Accrued Retirement Benefits	1,232
		Provision for Loss on Guarantees	271
FIXED ASSETS	**284,398**	Loss Provision for Properties	1,152
		Other Long-Term Liabilities	78
TANGIBLE FIXED ASSETS	**9,820**		
Buildings	2,069	**TOTAL LIABILITIES**	**496,277**
Structures	25		
Machinery & Equipment	19		
Vehicles	37		
Furniture & Fixtures	348	**SHAREHOLDERS' EQUITY**	
Property Leased to Others	5,487		
Land	1,833	**COMMON STOCK**	**44,199**
INTANGIBLE FIXED ASSETS	**327**	**CAPITAL SURPLUS RESERVE**	**11,917**
Software etc.	327	Capital Reserve	11,912
		Other Capital Surplus	4
		Gain on Disposal of Treasury Stock	4
INVESTMENT AND OTHER ASSETS	**274,250**	**RETAINED EARNINGS**	**4,467**
Investment in Securities	32,662	Unappropriated Retained Earnings at End of Period	4,467
Investment in Subsidiaries	152,159		
Investments other than Securities	1,648		
Investments in Subsidiaries Other than Securities	11,195	**UNREALIZED GAINS AND LOSSES ON STOCKS**	689
Long-Term Loans Receivable	35,501		
Long-Term Trade Receivable	88,514		
Long-Term Prepaid Expenses	81	**TREASURY STOCK**	△209
Deferred Tax Assets (Non-Current)	13,246		
Other Investments	20,074	**TOTAL SHAREHOLDERS' EQUITY**	**61,064**
Allowance for Doubtful Receivables	△80,833		
TOTAL ASSETS	**557,342**	**TOTAL LIABILITIES & SHAREHOLDERS' EQUITY**	**557,342**

STATEMENT OF INCOME

(From April 1, 2004 through March 31, 2005)

(Unit: ¥1 million)

ORDINARY REVENUES & EXPENSES		
OPERATING REVENUES & EXPENSES		
Net Sales		1,056,368
Cost of Sales		1,023,166
Gross Trading Profit		33,201
Selling, General & Administrative Expenses		20,281
OPERATING INCOME		**12,919**
NON-OPERATING INCOME & EXPENSES		
NON-OPERATING INCOME		12,810
Interest Income	2,294	
Dividend Income	7,595	
Other Income	2,920	
NON-OPERATING EXPENSES		11,665
Interest Expenses	7,319	
Other Expenses	4,345	
INCOME BEFORE EXTRAORDINARY ITEM		**14,065**
EXTRAORDINARY PROFIT & LOSS		
EXTRAORDINARY PROFIT		8,115
Gain on Sales of Property & Equipment	8	
Gain on Sales of Investment in Securities	1,467	
Gain on Sales of Membership	22	
Gain on Sales of Operations	2,592	
Gain on Reversal of Prior Service Liability	2,018	
Gain on Reversal of Provision for Bad Debt	1,669	
Gain on Reversal of Provision for Loss on Guarantees	337	
EXTRAORDINARY LOSS		14,778
Loss on Sales of Property & Equipment	238	
Loss on Sales of Investment in Securities	47	
Loss on Valuation of Investment in Securities	2,147	
Loss on Sales of Membership	4	
Loss on Valuation of Membership	56	
Provision for Overseas Doubtful Receivable	4,670	
Provision for Bad Debt	4,415	
Loss on Dissolution of Subsidiaries and Affiliates	858	
Loss on Reform of Subsidiaries and Affiliates	370	
Loss on Disposal of Real Estate	1,968	
PROFIT OF THIS TERM BEFORE TAX		**7,401**
Income Taxes - Current		724
Income Taxes - Deferred		2,210
PROFIT FOR THIS TERM		**4,467**
UNAPPROPRIATED RETAINED EARNINGS AT END OF PERIOD		**4,467**

(Significant Accounting Policies)

1. In regard to valuation criteria and the method of valuation of securities, the market value method is used for valuation of securities held for trading purposes (and the cost of securities sold is calculated using the moving average method), and the cost method using the moving average method is used for the valuation of shares of subsidiaries and affiliated companies and for the valuation of other securities. For other securities, the market value method based on the market price, etc. at term-end is used for securities with market value (and the valuation difference is entered directly in the capital account in full, and the cost of securities sold is calculated using the moving-average method), and the cost method based on the moving-average method is used securities without market value.

2. For derivatives, the market value method is used as the valuation criteria and as the valuation method.

3. The cost method on a first-in, first-out basis is principally used as the valuation criteria and as the method of valuation of inventory assets.

4. The declining balance depreciation method is used for the tangible fixed assets. The Company uses the straight-line depreciation method with respect to buildings (excluding fixtures thereto) acquired on or after April 1, 1998. Regarding the useful life of major assets that of buildings lasts from 7-50 years and that of furniture and fixtures lasts from 2-20 years.
   The straight-line depreciation method is used as the depreciation method for intangible fixed assets. For software used in the Company, the straight-line depreciation method based on period during which it is usable in the Company (five years).

5. Foreign currency-denominated credits and debts are converted to Japanese yen using the spot exchange rate on the date of settlement of the accounts, and differences arising from conversion are accounted for as profits or losses.

6. To provide for possible losses arising from trade receivables, loans and other claims, reserves for bad debts are maintained in an amount equal to the possibly irrecoverable amount based on the historic loan loss ratio in regard to general claims and based on individual examination of the retrievability in regard to highly irrecoverable claims and long-outstanding trade credits (such as bankruptcy or corporate reorganization claims, etc.).

7. The Company maintains reserves for retirement benefits to prepare for the payment of retirement benefits to employees, based on estimates of the Company's liabilities for retirement benefits and on its pension assets at the end of current financial period.
   Differences arising from changes in accounting standards are accounted for as an expense in equal annual installments for eleven years. Differences occurring because of actuarial calculations are amortized as expenses beginning with the subsequent financial period according to the straight-line depreciation method using a certain number of years (eleven years) not exceeding the average remaining service years of employees at the time of occurrence of the difference.

8. A reserve for losses from guarantees of obligations is posted to provide for possible losses arising from the Company's guarantees of obligations of its subsidiary companies and others in the amount considered necessary for each guarantee after taking into account the financial condition of the relevant principal debtor. This reserve is a reserve referred to in Section 43 of the Enforcement Regulations of the Commercial Code.

9. A reserve for losses related to real estate is posted in the amount considered necessary to provide for possible losses arising from the repurchase, etc., of land as a result of any exercise by the Organization for Promotion Urban Development of its right to require the repurchase of the land. This reserve is a reserve referred to in Section 43 of the Enforcement Regulations of the Commercial Code.

10. For financing lease transactions other than those under which ownership of the leased property is considered to be passed to the lessee, the accounting method applicable to ordinary lease transactions is used.

11. Hedge accounting using the method of deferral hedge accounting method is adopted for the Company's hedging transactions fulfilling the requirements for application of hedge accounting from among those conducted with the aim of avoiding exchange fluctuation risks, interest rate fluctuation risks, market fluctuation risks and other risks. The exceptional method is used for interest rate swap transactions and interest rate cap transactions that satisfy the requirements for application of the exceptional method.

12. The amount of consumption tax is not included.

13. Starting from this term under review, consolidated tax filing is adopted.

(Additional Information)

1. Following the publication of the Practical Handling Report No. 12, "Practical Handling Taxation Portion Based on Business Size in Corporation Business Tax for Indication on Income Statements" (Accounting Standards Board; February 13, 2004), the portion of the corporation business tax assessed on added value and capital in the amount of ¥151 million is accounted for as selling, general and administrative expenses in this term under review, in accordance with the Practical Handling Report.
2. The Company changed part of the lump-sum retirement benefit payment scheme for employees to a defined contribution pension scheme as of October 1, 2004. Liabilities for past services in the amount of ¥2,018 million arising from this change to the retirement benefit scheme are accounted for in a lump as extraordinary profit.
3. From this current year the Company changed to be state from "Subsidiary company" to "Affiliate company" under Registration of the Special exceptions to Affiliated Company, paragraph 1, section 48 of the Enforcement Registrations of the Commercial Code.

(Notes to the Balance Sheet)

1. Amounts are rounded down to the nearest million yen.
2. Receivable from and payable to affiliated companies:

Short-term receivable:	¥ 85,621 million
Long-term receivable:	¥ 58,721 million
Short-term payable:	¥ 33,687 million

3. Accumulated amount of depreciation for tangible fixed assets:
¥ 4,305 million
4. Beyond the fixed asset listed as balance sheet there are important fixed asset such as office equipment like computers, which is used by lease.
5. Pledged assets: ¥ 31,142 million
6. Contingent Liabilities: ¥ 54,693 million
7. Trade Notes receivable - discounted: ¥ 20,205 million
8. Endorsed note transferred ¥ 239 million
9. Net assets amount has increased to 705 million by the asset submitted current cost under the Section 124, number 3 of the Enforcement Regulations of the Commercial Code

(Notes to the Profit and Loss Statement)

1. Amounts are rounded down to the nearest million yen.
2. Transactions with affiliated companies

Sales	¥ 150,108 million
Purchases	¥ 134,545 million
Non-trading transactions	¥ 5,997 million

3. Profit for the term per share: ¥5.52

[3] Balance Sheet and Statement of Income prepared by Toyota Tsusho Corporation in the past six months

Balance Sheet

(As of September 30, 2005)

(Unit: million yen)

Assets		Liabilities	
Current Assets	711,606	**Current Liabilities**	593,039
Cash & Cash Equivalents	40,468	Notes Payable-Trade	38,538
Notes Receivable-Trade	47,087	Accounts Payable-Trade	329,520
Accounts Receivable-Trade	467,212	Short-Term Debt	65,445
Inventories	84,382	Commercial Paper	50,000
Merchandise in Transit	15,988	Current Portion of Bonds Payable	15,000
Advance to Suppliers	3,608	Accounts Payable-Others	43,091
Prepaid Expenses	2,508	Accrued Expenses	4,010
Accrued Income	17,920	Accrued Income Taxes Payable	8,678
Short-Term Loans Receivable	24,204	Advances from Customers	12,852
Deferred Tax Assets	6,065	Deposits from Customers	18,043
Other Current Assets	7,255	Deferred Income	522
Less: Allowance for Doubtful Receivables	(5,096)	Other Current Liabilities	7,334
Fixed Assets	298,717	**Long-Term Liabilities**	194,299
Plant, Property, and Equipment	27,559	Bonds Payable, Less Current Portion	60,000
Buildings	8,052	Long-Term Debt	107,201
Structures	1,016	Deferred Tax Liabilities- Non-Current	15,776
Machinery and Equipment	217	Directors' Retirement Benefits Liabilities	1,325
Vehicles and Transport Vehicles	180	Provision for Guarantees	516
Furnitures and Fixtures	472	Other Long-Term Liabilities	9,479
Land	17,621	**Total Liabilities**	787,338
Intangible Fixed Assets	12,434	**Shareholders' Equity**	
Goodwill	2,331	**Common Stock**	26,748
Software	7,472	**Capital Surplus**	24,705
Development Cost of Software in Progress	2,596	Capital Reserve	24,705
Other Intangible Fixed Assets	34	**Retained Earnings**	129,964
Investments and Other Assets	258,722	Earned Surplus Reserve	6,699
Investment Securities	110,492	Voluntary Reserve	101,700
Investment in Affiliates	130,768	Other Reserve	101,700
Long-Term Loans Receivable	1,715	Unappropriated Profit at Interim-Term End	21,564
Prepaid Pension Cost	1,938	**Net Unrealized Gains on Available-for-sale Securities**	46,198
Others	17,439	**Treasury Stock**	(4,631)
Less: Allowance for Doubtful Receivables	(3,631)	**Total Shareholders' Equity**	222,984
Total Assets	1,010,323	**Total Liabilities and Shareholders' Equity**	1,010,323

Note:

(1) Short-term receivables to affiliates 212,139 million yen

(2) Long-term receivables to affiliates 559 million yen

(3) Short-term payables to affiliates 95,308 million yen

(4) Accumulated depreciation amount of plant, property, and equipment 14,747 million yen

(5) Beyond the fixed assets listed in the Balance Sheet, major fixed assets used by the Company under lease agreements include computer-related equipment.

(6) Pledged assets
Investment securities 3,704 million yen

(7) Guarantee Liabilities (including commitments to guarantees) 30,483 million yen

(8) Discounted export bills 19,516 million yen

(9) The net assets amount has increased by 46,198 million yen as a result of being valued at fair value pursuant to Article 124-3 of the Enforcement Regulations of the Commercial Code.

(10) The balance of the allowance for employee retirement benefits offset by the balance of pension assets of the Toyota Tsusho Retirement Benefit Trust are as follows:

	Lump sum retirement benefit (million yen)	Employee pension fund (million yen)	Total (million yen)
Allowance for employee retirement benefits	2,798	5,102	7,901
Pension assets of the Toyota Tsusho Retirement Benefit Trust	3,664	6,175	9,839
Prepaid pension costs	865	1,072	1,938

Statement of Income

(From April 1, 2005 through September 30, 2005)

(Unit: million yen)

Net Sales		1,420,981
Cost of Sales		1,385,720
Gross Profit on Sales		35,261
Other Operating Income		3,856
Gross Trading Profit		39,118
Selling, General and Administrative Expenses		29,800
Operating Income		9,317
Non-Operating Income		
Interest Income	482	
Dividend Income	15,464	
Other Non-Operating Income	1,033	16,979
Non-Operating Expenses		
Interest Expenses	1,371	
Commercial Paper Interest	6	
Other Non-Operating Expenses	280	1,659
Ordinary Profit		24,638
Extraordinary Profit		
Gain on Sales of Plant, Property, and Equipment	233	
Gain on Sales of Investment in Securities	1,783	
Gain on Sales of Investment in Affiliates	1,271	
Reversal of Provision for Loss on Guarantees	540	3,828
Extraordinary Loss		
Loss on Sales of Plant, Property, and Equipment	831	
Loss on Write-down of Investment in Securities	169	
Loss on Write-down of Investment in Affiliates	1,605	
Loss on Write-down of Other Investments	14	2,621
Interim Net Income before Income Taxes		25,845
Corporate, Local, and Enterprise Taxes	10,180	
Adjustments for Corporate and Other Taxes	(2,625)	7,554
Interim Net Income		18,291
Unappropriated Retained Earnings Brought Forward		3,394
Loss on Disposition of Treasury Stock		120
Unappropriated Retained Earnings at Interim Term-End		21,564

Note:

(1) Sales to affiliates 523,519 million yen
(2) Purchases from affiliates 290,244 million yen
(3) Dealings with affiliates other than trading business 9,864 million yen
(4) Interim net profit per share 65.67 yen

[Significant Accounting Policies]

1. Valuation Standards and Methods of Securities

Investments in subsidiaries and affiliates	Valued at cost on the moving average method
Other Securities (with market price)	Market value based on the market price on the date of the interim term-end (net unrealized gains or losses on the securities are reported as a separate item in shareholders' equity, net of applicable income taxes, sales costs are principally determined by the moving average method)
(without market price)	Valued at cost on the moving average method

2. Valuation Standards and Methods of Derivative Transactions
   Market value

3. Valuation Standards and Methods of Inventories
   Valued at cost on the moving average method (export/imports are valued at cost by the individual item method) (however certain merchandise are determined by the lower-of-cost-market-method)

4. Depreciation Methods

Plant, property, and equipment	Declining balance method However, the straight-line method is used for buildings acquired after April 1, 1998 (excluding accessory equipment)
Intangible fixed assets	
Goodwill	Amortized every term over the years prescribed in the Commercial Code in amounts greater to those of equal individual installments
All other intangibles	Straight- line method

5. Calculation Methods of Allowances

Allowance for doubtful receivables	For claims to general debtors, allowances are provided based on historical loan loss experiences; for other doubtful and troubled accounts, allowances are provided for the estimated uncollectable amount based on the collectability of individual claims
Allowance for employee retirement benefits	To prepare for the payment of employee retirement benefits, the projected accrued amount recognized as having occurred during the current interim is recorded, based on the projected amounts for retirement benefits obligations and pension assets at the interim term-end
Allowance for directors' retirement benefits	

	To prepare for the payment of retirement benefits to directors and corporate auditors, the projected amount necessary for payment at the current interim term-end is recorded, based on corporate regulations and guidelines. This allowance is referred to in Article 43 of the Commercial Code
Provisions for guarantees	To cover possible losses associated with acceptances and guarantees that the Company provides to third parties, the Company assesses the financial standing of each guaranteed party and records estimated allowances for such losses. This allowance is referred to in Article 43 of the Commercial Code.
6. Leases	Financing lease transactions other than those, which transfer ownership of the leased property to the lessee, are accounted for as ordinary lease transactions.
7. Accounting Methods for Hedges	Hedges are principally accounted for by the deferred hedge method. All currency exchange transactions that satisfy the requirements for forward exchange contracts are accounted for as forward exchange contracts.
8. Accounting for Consumption Tax	Consumption tax is accounted for by the tax segregation method

9. Adoption of the Enforcement Regulations of the Commercial Code Revision

Beginning from the previous term, the Company has adopted the "Exceptional Treatment of Affiliates" prescribed in Article 48-1 of the Enforcement Regulations of the Commercial Code. Subsequently a portion of the financial statements has been prepared pursuant to Article 200 of the Enforcement Regulations of the Commercial Code.

[Changes in Accounting Policies]

(Valuation Standards and Methods of Inventories)

To date inventories have been valued at cost based on the first-in-first-out method (exports/imports are valued at cost based on the individual item method) (certain merchandise are valued on the lower of cost market method). However starting from this interim period, inventories will be valued at cost based on the moving average method (export/imports will be valued at cost based on the individual item method).

Changes have taken place in the valuation standards and methods of inventories, as a result of the adoption of the new business transaction-related system, which enables real-time cost management and the equalization of the effects of price fluctuations on profit/loss calculations, thereby aiming for a greater level of accuracy in its valuation of inventories and its calculation of the profit/loss for the period.

The effects of the above changes are believed to be minimal.

[4] The latest Balance Sheet and Statement of Income prepared by Toyota Tusho Corporation

Balance Sheet

(As of March 31, 2005)

(Unit: million yen)

Assets		Liabilities	
Current Assets	637,680	**Current Liabilities**	553,203
Cash & Cash Equivalents	41,552	Notes Payable-Trade	32,826
Notes Receivable-Trade	47,691	Accounts Payable-Trade	293,081
Accounts Receivable-Trade	417,877	Short-Term Debt	64,808
Inventories	70,481	Commercial Paper	65,000
Merchandise in Transit	14,787	Current Portion of Bonds Payable	15,000
Advance to Suppliers	2,276	Accounts Payable-Others	46,479
Prepaid Expenses	1,856	Accrued Expenses	4,202
Accrued Income	13,250	Accrued Income Taxes Payable	6,011
Short-Term Loans Receivable	23,523	Advances from Customers	9,057
Deferred Tax Assets	4,426	Deposits from Customers	11,948
Other Current Assets	4,352	Deferred Income	564
Less: Allowance for Doubtful Receivables	(4,395)	Other Current Liabilities	4,222
Fixed Assets	286,187	**Long-Term Liabilities**	171,550
Plant, Property, and Equipment	37,081	Bonds Payable, Less Current Portion	60,000
Buildings	13,308	Long-Term Debt	92,201
Structures	1,074	Deferred Tax Liabilities- Non-Current	10,542
Machinery and Equipment	214	Directors' Retirement Benefits Liabilities	1,350
Vehicles and Transport Vehicles	135	Provision for Guarantees	1,056
Furnitures and Fixtures	475	Other Long-Term Liabilities	6,400
Land	21,522	**Total Liabilities**	724,753
Construction in Progress	349	**Shareholders' Equity**	
Intangible Fixed Assets	13,170		
Goodwill	2,686	**Common Stock**	26,748
Software	6,822	**Capital Surplus**	24,705
Development Cost of Software in Progress	3,607	Capital Reserve	24,705
Other Intangible Fixed Assets	53	**Retained Earnings**	114,096
Investments and Other Assets	235,935	Earned Surplus Reserve	6,699
Investment Securities	101,821	Voluntary Reserve	90,700
Investment in Affiliates	119,904	Other Reserve	90,700
Long-Term Loans Receivable	1,959	Unappropriated Profit at End of the Fiscal Year	16,697
Prepaid Pension Cost	2,195	**Net Unrealized Gains on Available-for-sale Securities**	36,981
Others	14,093	**Treasury Stock**	(3,418)
Less: Allowance for Doubtful Receivables	(4,038)	**Total Shareholders' Equity**	199,114
Total Assets	923,868	**Total Liabilities and Shareholders' Equity**	923,868

Note:

(1) Short-term receivables to affiliates 177,873 million yen

(2) Long-term receivables to affiliates 998 million yen

(3) Short-term payables to affiliates 90,251 million yen

(4) Accumulated depreciation amount of plant, property, and equipment 15,023 million yen

(5) Beyond the fixed assets listed in the Balance Sheet, major fixed assets used by the Company under lease agreements include computer-related equipment.

(6) Pledged assets
 Investment securities 3,411 million yen

(7) Guarantee Liabilities (including commitments to guarantees) 27,921 million yen

(8) Discounted export bills 15,894 million yen

(9) The net assets amount has increased by 36,981 million yen as a result of being valued at fair value pursuant to Article 124-3 of the Enforcement Regulations of the Commercial Code.

(10) The balance of the allowance for employee retirement benefits offset by the balance of pension assets of the Toyota Tsusho Retirement Benefit Trust are as follows:

	Lump sum retirement benefit (million yen)	Employee pension fund (million yen)	Total (million yen)
Allowance for employee retirement benefits	2,601	4,999	7,601
Pension assets of the Toyota Tsusho Retirement Benefit Trust	3,648	6,148	9,796
Prepaid pension costs	1,046	1,148	2,195

Statement of Income

(From April 1, 2004 through March 31, 2005)

(Unit: million yen)

Net Sales		2,638,392
Cost of Sales		2,572,516
Gross Profit on Sales		65,876
Other Operating Income		7,273
Gross Trading Profit		73,149
Selling, General and Administrative Expenses		56,347
Operating Income		16,801
Non-Operating Income		
Interest Income	739	
Dividend Income	10,774	
Other Non-Operating Income	2,165	13,680
Non-Operating Expenses		
Interest Expenses	2,366	
Commercial Paper Interest	15	
Other Non-Operating Expenses	911	3,293
Ordinary Profit		27,188
Extraordinary Profit		
Gain on Sales of Plant, Property, and Equipment	302	
Gain on Sales of Investment in Securities	2,312	2,615
Extraordinary Loss		
Loss on Retirement of Plant, Property, and Equipment	161	
Loss on Impairment	334	
Loss on Write-down of Investment in Securities	1,850	
Loss on Sales of Investment in Affiliates	489	
Loss on Write-down of Investment in Affiliates	206	
Loss on Write-down of Other Investments	105	
Prior Year Adjustments for Allowance for Directors' Retirement Benefits	1,202	
Provision for Guarantees	53	4,403
Net Income before Income Taxes		25,399
Corporate, Local, and Enterprise Taxes	9,240	
Adjustments for Corporate and Other Taxes	359	9,599
Net Income		15,800
Unappropriated Retained Earnings Brought Forward		2,527
Loss on Disposition of Treasury Stock		243
Semi-annual Dividends		1,387
Unappropriated Retained Earnings at the End of the Fiscal Year		16,697

Note:

(1) Sales to affiliates 889,289 million yen

(2) Purchases from affiliates 559,744 million yen

(3) Dealings with affiliates other than trading business 9,048 million yen

(4) Current net profit per share 55.53 yen

[Significant Accounting Policies]

1. Valuation Standards and Methods of Securities

Investments in subsidiaries and Affiliates	Valued at cost on the moving average method
Other Securities (with market price)	Market value based on the market price on the date of the fiscal year end (net unrealized gains or losses on the securities are reported as a separate item in shareholders' equity, net of applicable income taxes, sales costs are principally determined by the moving average method)
(without market price)	Valued at cost on the moving average method

2. Valuation Standards and Methods of Derivative Transactions
   Market value

3. Valuation Standards and Methods of Inventories
   Valued at cost on the moving average method (export/imports are valued at cost by the individual item method) (however certain merchandise are determined by the lower-of-cost-market-method)

4. Depreciation Methods

Plant, property, and equipment	Declining balance method However, the straight-line method is used for buildings acquired after April 1, 1998 (excluding accessory equipment)
Intangible fixed assets	
Goodwill	Amortized every term over the years prescribed in the Commercial Code in amounts greater to those of equal individual installments
All other intangibles	Straight- line method

5. Deferred Assets

Bond issue costs	Entire amount charged as expenses as incurred

6. Calculation Methods of Allowances

Allowance for doubtful receivables	For claims to general debtors, allowances are provided based on historical loan loss experiences; for other doubtful and troubled accounts, allowances are provided for the estimated uncollectable amount based on the collectability of individual claims
Allowance for employee retirement benefits	To prepare for the payment of employee retirement benefits, the projected accrued amount recognized as having occurred during the fiscal year is recorded, based on the projected amounts for retirement benefits obligations and pension assets at the fiscal year end

Allowance for directors' retirement benefits

To prepare for the payment of retirement benefits to directors and corporate auditors, the projected amount necessary for payment at the fiscal year end is recorded, based on corporate regulations and guidelines. This allowance is referred to in Article 43 of the Commercial Code

Provisions for guarantees

To cover possible losses associated with acceptances and guarantees that the Company provides to third parties, the Company assesses the financial standing of each guaranteed party and records estimated allowances for such losses. This allowance is referred to in Article 43 of the Commercial Code.

7. Leases

Financing lease transactions other than those, which transfer ownership of the leased property to the lessee, are accounted for as ordinary lease transactions.

8. Accounting Methods for Hedges

Hedges are principally accounted for by the deferred hedge method. All currency exchange transactions that satisfy the requirements for forward exchange contracts are accounted for as forward exchange contracts.

9. Accounting for Consumption Tax

Consumption tax is accounted for by the tax segregation method

10. Adoption of the Enforcement Regulations of the Commercial Code Revision

Beginning from the previous term, the Company has adopted the "Exceptional Treatment of Affiliates" prescribed in Article 48-1 of the Enforcement Regulations of the Commercial Code. Subsequently a portion of the financial statements has been prepared pursuant to Article 200 of the Enforcement Regulations of the Commercial Code.

[Changes in Accounting Policies]
(Allowance for directors' retirement benefits)

To date allowance for directors' retirement benefits have been accounted for as expenses as incurred. However, in light of the recent accounting practice of recording the payment of retirement benefits to directors under allowances and also in order to achieve a greater level of accuracy in the profit/loss for the period as well as soundness in the Company's finances, as of the end of the current fiscal year, the projected amount necessary for the payment at the fiscal year end has been recorded as an allowance for directors' retirement benefits, pursuant to corporate regulations and guidelines.

As a result of this change, operating income and ordinary profit decreased by 147 million yen respectively and net income before income taxes decreased by 1,350 million yen, compared to the figures recorded had the previous accounting method been applied.

Proposal No. 2:
Granting of Retirement Bonuses to Retiring Directors and Corporate Auditors

Upon the merger and the ensuing dissolution of the Company to take effect on March 31, 2006, the following Standing Directors - Shigeru Shimazaki, Mahito Kageyama, Shunya Fukutomi, Yoshimasa Kondo, Masami Shimizu, and Kuniaki Yamagiwa, and the following Standing Corporate Auditors - Masahiko Inagaki, Shinichiro Mizuno, and Takanao Mitsui, will resign from their posts. Provided that Proposal No. 1 is approved, it is proposed that, in appreciation of their service during their terms of office, retirement bonuses be granted to the above Directors and Corporate Auditors in the following manner. Directors and Corporate Auditors appointed prior to June 2003 will be granted bonuses within the prescribed amounts corresponding to their services from July 2003 to the time of their resignation, in accordance with the Company's established standards; Directors and Corporate Auditors appointed after July 2003 will be granted bonuses within the prescribed amounts corresponding to their term of service, in accordance with the Company's established standards.

It is also proposed that the decision as to the specific amounts, timing, and methods of payment be entrusted to the Board of Directors for payments to Directors and to the deliberation of the Corporate Auditors for payments to the Corporate Auditors.

A summary of the careers of the retiring Directors and Corporate Auditors is shown below:

Name	Career Summary	
Shigeru Shimazaki	June 2003	Chairman of Tomen Corporation
Mahito Kageyama	June 2003	President of Tomen Corporation
Shunya Fukutomi	June 2003 June 2004	Managing Director Senior Managing Director of Tomen Corporation
Yoshimasa Kondo	June 2003	Managing Director of Tomen Corporation
Masami Shimizu	June 2005	Director of Tomen Corporation
Kuniaki Yamagiwa	June 2005	Director of Tomen Corporation
Masahiko Inagaki	June 2003	Standing Corporate Auditor of Tomen Corporation
Shinichiro Mizuno	June 2002	Standing Corporate Auditor of Tomen Corporation
Takanao Mitsui	June 2001	Standing Corporate Auditor of Tomen Corporation

Access Map to the General Meeting of Shareholders

Place: Mydome Osaka 1F Hall A 2-5 Honmachibashi, Chuo-ku, Osaka-shi


It's 15 minutes walk to MyDome Osaka from here.
Shin-osaka
Midosuji-Line
Umeda
Honmachi Station
To Osaka Port
To Kita-senri, Tenroku
Book Store
Bank
Bank
Bank
Drugstore
Sakaisuji-Line
Exit
Sakaisuji-honmachi Station
Semba Center Building
To Dobutsuen-mae, Tennoji
Post Office
Police Station
Exit
Honmachi exit
Hanshin Express way
MyDome Osaka
Family Mart
(ATM)
Osaka Chamber of Commerce
Honmachi-bashi
Flower Shop
Matsuyamachi-suji
Honmachi-dori
Cyuo-Line
Hotel (opening in October 2005)
To Higashi-umeda (Osaka Station), Tenmabashi
Bank
Park
Post Office
Fire station
Drugstore
Photo studio
Exit
Tanimachi-Line
Tanimachi-4chome Station
To Ikoma
To Abeno, Yaominami

By subway:

If you are using the Sakaisuji line or the Chuo line, get off at Sakaisuji-honmachi and exit via Exit 1 or 12. It's about a seven-minute walk from there.
If you are using the Tanimachi line, get off at Tanimachi 4-chome and exit via Exit 4. It's about a seven-minute walk from there.